SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 25, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on April 25, 2013.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 25 April 2013

ING U.S. files update of preliminary prospectus

ING announced today that ING U.S., Inc., its U.S.-based retirement, investment and insurance business, has filed an update of its preliminary prospectus with the U.S. Securities and Exchange Commission (SEC) in connection with its proposed Initial Public Offering (IPO).

ING has previously announced it is divesting its insurance and investment management businesses as part of a restructuring programme agreed with the European Commission. In this context, ING U.S. filed an initial registration statement with the SEC in November 2012 and amendments to that registration statement in January, March and April. A preliminary prospectus was filed on 16 April 2013 and is also included in today’s filing.

As described in the preliminary prospectus filed on 16 April 2013, ING U.S. is in the process of preparing its consolidated U.S. GAAP financial statements for the quarter ended 31 March 2013. The amendment filed today includes more detailed preliminary estimates of the financial information as of and for the three months ended 31 March 2013 regarding operating earnings and operating ROC for the ongoing business, net flows for the Investment Management and Retirement segments, AUM and AUA figures, results of the Closed Block Variable Annuity hedge program and net result.

These preliminary estimates are not a comprehensive statement of ING U.S. financial results for this period, and actual results may differ materially from these estimates due to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time that the consolidated financial statements for this period are issued. The preliminary estimates are qualified by, and should be read together with, “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and the related notes included in the preliminary prospectus dated 16 April 2013.

The preliminary estimates of the financial information included in the amendment filed today have been prepared under U.S. GAAP. They may differ materially from the Insurance United States results ING Group presents on the basis of IFRS-EU. ING Group will publish its full results for the first quarter of 2013 on 8 May 2013.

The offering of the ING U.S. shares will be made only by means of a prospectus. Copies of the prospectus relating to the offering may be obtained for free from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, email: prospectus@morganstanley.com, telephone: +1 (866) 718-1649; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: +1 (866) 471-2526, facsimile: +1 (212) 902-9316 or by emailing prospectus-ny@ny.email.gs.com; and Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: +1 (800) 831-9146).

The registration statement relating to these securities has been filed with the U.S. Securities and Exchange commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A copy of the registration statement may be obtained by visiting the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Press enquiries	Investor enquiries
ING Group: Raymond Vermeulen	ING Group: Investor Relations
+31 20 57 66369	+31 20 57 66396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING U.S.: Dana E. Ripley	ING U.S.: Darin Arita
+1 212 309 8444	+1 212 309 8999
Dana.Ripley@us.ing.com	IR@us.ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained or referenced herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: April 25, 2013